January 17, 2013

VIA COURIER AND EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innospec Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 17, 2012

Form 10-Q for the Period Ended September 30, 2012

Filed November 1, 2012

Definitive Proxy Statement on Schedule 14A

Filed March 23, 2012

File No. 1-13879

Dear Mr. Decker:

We are submitting this response to your letter dated December 21, 2012 (the “Comment Letter”) in respect of the above-referenced filings addressed to Ian P. Cleminson, Executive Vice President and Chief Financial Officer, of Innospec Inc. (the “Corporation,” “Company,” “we,” “us” or “our”). We understand that you will be reviewing our response and may have additional comments. We appreciate the additional time through January 24 that you granted us to respond to your comments.

The responses set forth below correspond to the numbering in the Comment Letter. In addition, for ease of reference, we have reproduced your comments in the Comment Letter in bold text before each response. Where relevant, our responses below include the proposed form of new or modified disclosures to be made in our applicable future filings. Italicized text in our responses below represents proposed additional disclosure, and disclosure proposed to be deleted has been struck through.

Management’s Discussion and Analysis of Financial Condition and Results…, page 26

General

1.

To enhance your shareholders’ understanding of the company’s financial statements, in future filings please consider including an overview section discussing the most important factors as considered by the company’s management in evaluating the company’s financial condition and operating performance in a given year, including among other things, the economic and/or industry-wide factors relevant to the company, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, and results of operations, to the extent known and foreseeable. In this respect we note that in the earnings call for Q4 2011, Mr. Williams provided a meaningful overview of how the market conditions, tough downstream environment, extended plant maintenance, among other factors, impacted the company’s 2011 performance. For guidance, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (December 19, 2003).

Company Response: We will include an overview section discussing the most important factors as considered by the Company’s management in evaluating the Company’s financial condition and operating performance in a given year in future Form 10-K filings, beginning with the report for the year ended December 31, 2012.

Critical Accounting Estimates, page 26

Intangible Assets, Net of Amortization, page 29

2.

In the interest of providing readers with a better insight into management’s judgements in accounting for long-lived assets, including property and equipment, please disclose the following in future filings:

•	How you group long-lived assets for impairment testing;

•	How you determine when your long-lived assets should be tested for impairment, including the types of events and circumstances that may be indicators of a potential impairment; and

•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets.

Please show us supplementally what your revised disclosures will look like.

Company Response: Beginning with our Form 10-K for the year ended December 31, 2012, we propose to revise such disclosure substantially as set forth below with respect to the language that appeared in our December 31, 2011 Form 10-K:

Other Intangible Assets, (Net of Amortization) and Property, Plant and Equipment

At December 31, 2011 we had $17.7 million of other intangible~~s~~ assets (net of amortization)~~that are discussed in Note 9~~, and $45.9 million of property, plant and equipment, that are discussed in Notes 9 and 11 of the Notes to the Consolidated Financial Statements, respectively. These long-lived~~intangible~~ assets relate to all of our reporting segments and are being amortized or depreciated straight-line over periods of up to 13 years in respect of the other intangible assets and up to 25 years in respect of the property, plant and equipment.

We continually assess the markets and products related to these long-lived assets~~intangibles~~, as well as their specific carrying values, and have concluded that these carrying values, and amortization and depreciation periods, remain appropriate.

We also test~~evaluate~~ these long-lived assets~~intangibles~~ for any potential impairment when events occur or circumstances change which suggest that an impairment may have occurred. These types of events or changes in circumstances could include, but are not limited to:

•	introduction of new products with enhanced features by our competitors.

•	loss of, material reduction in purchases by, or non-renewal of a contract by, a significant customer.

•	prolonged decline in business or consumer spending.

•	sharp and unexpected rise in raw material, chemical or energy costs.

•	new laws or regulations inhibiting the development, manufacture, distribution or sale of our products.

In order to facilitate this testing the Company groups together assets at the lowest possible level for which cash flow information is available. Undiscounted future cash flows expected to result from the asset groups are compared with the carrying value of the assets and, if such cash flows are lower, an impairment loss may be recognized. The amount of the impairment loss is the difference between the fair value and the carrying value of the assets. Fair values are determined using post-tax cash flows discounted at the Company’s weighted average cost of capital. If events occur or circumstances change it may cause a reduction in periods over which these long-lived assets~~intangibles~~ are amortized or depreciated, or result in a non-cash impairment of a portion of their ~~intangibles’~~ carrying value. A reduction in amortization or depreciation periods would have no effect on cash flows.

3.

For any long-lived assets or asset groups, including other intangible assets aside from goodwill, for which you have determined that the undiscounted cash flows are not in excess of the carrying value, please disclose the following in future filings, if material:

•	The carrying value of these assets;

•	The percentage by which the estimated fair value exceeds the carrying value or a statement that it substantially exceeds the carrying value, if true;

•	A description of the key assumptions that drive the estimated fair value;

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow models that materially deviate from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and circumstances that could have a negative effect on the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance. Please show us supplementally what your revised disclosures will look like.

Company Response: As at December 31, 2011, the only long-lived assets or asset groups, including other intangible assets aside from goodwill, for which we determined that the undiscounted cash flows were not in excess of the carrying value, were those in respect of our Octane Additives segment. The carrying values of the associated long-lived assets, including goodwill, as at December 31, 2011 were as follows:

(in millions)
Goodwill	2.6
Intangible assets	1.2
Property, plant and equipment	0.9

We determined that these long-lived assets were not material in the context of our consolidated financial statements. However, if in the future we determine that undiscounted cash flows are not in excess of our long-lived assets or asset groups, which we consider are material, we will revise our disclosures as you suggest.

Results of Operations, page 30

Results of Operations – Fiscal 2011 Compared to Fiscal 2010, page 31

4.

Throughout your discussion of results of operations there are instances where significant trends and events are attributed to intermediate effects, without analysis of the reasons underlying those intermediate effects in sufficient detail for a reader to understand the business through the eyes of management. In future filings, please revise your discussion under results of operations for all periods to:

•

Provide a more robust discussion of the factors affecting net sales in each of your segments. You have provided a table that shows the impact of volume, price and product mix and exchange rates on net sales, but it does not appear that you have provided much insight into the underlying business reasons for these changes. For example, in the Fuel Specialties segment, it is not clear why volumes increased in EMEA and Avtel, but decreased in the Americas and ASPAC;

•

Provide a more robust explanation for the changes in line items within your statements of income. For example, on page 31, you disclose that the year on year decrease of 3.2 percentage points in gross margin reflects higher proportion of lower margin products and the competitive pressure on margins resulting from increased raw material costs. However, you do not appear to provide further explanations as to the extent of each factor identified, the underlying reasons for the factors identified or how these factors resulted in the change in gross margin. It also appears that price and product mix had a positive impact on net sales in all segments, while product mix had a negative impact on gross margin. Please discuss why;

•

We note your risk factor on page 14 that changes in the exchange rate of the European Union euro, British pound sterling and Swiss franc may adversely impact your revenues and expenses. Please expand MD&A to address how changes in exchange rates impacted your revenues and expenses; and

•

Quantify the reasons for the changes in your operating expenses from period-to-period. For example, on page 31, you indicate that the decrease was due to the release of an accrual in respect of an old customer claim offset by increases in operating expenses due to higher licensing costs and the adverse impact of foreign exchange rates on your European cost base denominated in European Union euro and British pound sterling without further quantification. On page 32, you also indicate that the year on year increase of 8% was less than the 16% growth in sales as you continued to leverage the infrastructure of the Active Chemicals segment. Please also explain the reason for the 8% increase in operating expenses.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. For additional guidance, please refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 5.01.04 of the Financial Reporting Codification. Please show us supplementally what your revised disclosures for 2011 as compared to 2010 will look like.

Company Response: Beginning with our Form 10-K for the year ended December 31, 2012, we propose to revise such disclosure substantially as set forth below with respect to the language that appeared in our December 31, 2011 Form 10-K:

Results of Operations – Fiscal 2011 compared to Fiscal 2010:

(in millions, except ratios)	2011	2010	Change

Net sales
Fuel Specialties	$521.2	$458.1	$63.1	+14%
Active Chemicals	177.0	152.7	24.3	+16%
Octane Additives	76.2	72.4	3.8	+5%

	$774.4	$683.2	$91.2	+13%

Gross profit
Fuel Specialties	$149.3	$145.9	$3.4	+2%
Active Chemicals	40.6	33.3	7.3	+22%
Octane Additives	36.5	34.9	1.6	+5%

	$226.4	$214.1	$12.3	+6%

Gross margin (%)
Fuel Specialties	28.6	31.8	-3.2
Active Chemicals	22.9	21.8	1.1
Octane Additives	47.9	48.2	-0.3
Aggregate	29.2	31.3	-2.1

Operating expenses
Fuel Specialties	$(67.6)	$(68.3)	$0.7	-1%
Active Chemicals	(18.0)	(16.6)	(1.4)	+8%
Octane Additives	(58.9)	(9.1)	(49.8)	n/a
Pension charge	(0.5)	(10.8)	10.3	-95%
Corporate costs	(29.2)	(26.3)	(2.9)	+11%

	$(174.2)	$(131.1)	$(43.1)	+33%

Fuel Specialties

Net sales: the table below details the components which comprise the year on year change in net sales spread across the markets in which we operate:

Change (%)	Americas	EMEA	ASPAC	Avtel	Total

Volume	-2	+7	-9	+13	+1
Price and product mix	+11	+9	+13	+8	+11
Exchange rates	0	+5	+1	0	+2

	+9	+21	+5	+21	+14

Sales volumes in both Americas and ASPAC declined primarily due to lower sales of high volume but low margin products, offset by higher sales of more added value products, resulting in an improved price and product mix in both these markets. Sales volumes, and price and product mix, in EMEA benefitted from new contracts and contract amendments entered into in 2011, and a strengthening of the European Union euro and British pound sterling against the U.S. dollar. Avtel volumes improved due to the timing of shipments to customers as opposed to any change in the long term outlook for that market.

Gross margin: the year on year decrease of 3.2 percentage points primarily reflected a higher proportion of sales of lower margin products, specifically in the EMEA market, and the competitive pressure on margins resulting from increased raw material costs despite the benefit of the new contracts and contract amendments. Many of the raw materials that we use are derived from petrochemical-based feedstocks and increases in their cost were driven by the general increase in crude oil prices experienced in 2011. In periods when raw material costs are rising there is generally a time lag before we are in a position, contractually or otherwise, to raise our prices to customers with a consequential adverse impact on margins during that lag.

Operating expenses: the year on year decrease of 1%, or $0.7 million, was primarily due to the release of a~~n~~ $3.7 million accrual in respect of an old customer claim in the first quarter of 2011. The release offsets increases in operating expenses due to $0.8 million higher licensing costs and the $1.8 million adverse impact of foreign currency exchange rates on our European cost base denominated in European Union euro and British pound sterling.

Active Chemicals

Net sales: the table below details the components which comprise the year on year change in net sales spread across the markets in which we operate:

Change (%)	Americas	EMEA	ASPAC	Total

Volume	-7	-2	+12	-2
Price and product mix	+14	+15	+13	+14
Exchange rates	+1	+6	+3	+4

	+8	+19	+28	+16

Overall sales volumes declined slightly in this segment reflecting the competitive pressures faced in all the markets we serve but especially within the Fragrance Ingredients market, offset by improved sales volumes within the Personal Care market. Price and product mix was substantially improved primarily in respect of our Polymers business which benefited from high demand. Sales in all our markets, but notably EMEA, benefitted from a strengthening of the European Union euro and British pound sterling against the U.S. dollar.

Gross margin: the year on year increase of 1.1 percentage points reflected the continued improvement across the markets, especially our Polymers business, despite the competitive pressures on margins resulting from increased raw material costs. Many of the raw materials that we use are derived from petrochemical-based feedstocks and increases in their cost were driven by the general increase in crude oil prices experienced in 2011. In periods when raw material costs are rising there is generally a time lag before we are in a position, contractually or otherwise, to raise our prices to customers with a consequential adverse impact on margins during that lag.

Operating expenses: the year on year increase of 8%, or $1.4 million, was less than the 16% growth in sales as we continued to leverage the infrastructure of this segment. The increase in operating expenses primarily relates to a $0.5 million adverse impact of foreign currency exchange rates on our European cost base denominated in European Union euro and British pound sterling.

Octane Additives

Net sales: increased by 5% with increased volumes (up 4 percentage points) and an improved sales mix (up 3 percentage points) offset by reduced revenue from our environmental remediation business (down 2 percentage points). In both 2011 and 2010, sales were focused in the Middle East and Northern Africa.

Gross margin: decreased marginally by 0.3 percentage points from 48.2% to 47.9%.

Operating expenses: increased by $49.8 million due to~~excluding the impacts of~~ the $45.0 million NewMarket Corporation civil complaint settlement and $1.3 million higher associated legal and other professional expenses in 2011, and the $3.0 million adjustment to the settlement accrual related to OFFP and FCPA investigations resulting in a release to the income statement in 2010~~, the year on year increase was $1.8 million, or 15%, primarily due to higher legal and other professional expenses~~.

Other Income Statement Captions

Pension charge: this non-cash charge decreased by $10.3 million to $0.5 million reflecting the reduction in the pension liability and the near elimination of the service cost since the Company closed the United Kingdom defined benefit pension plan to future service accrual with effect from March 31, 2010.

Corporate costs: were $29.2 million, compared with $26.3 million a year ago. The year on year increase of $2.9 million primarily reflected $2.8 million higher accruals for share based compensation expense, driven by the substantial year on year rise in our stock price, including a $0.8 million higher charge in respect of the long-term incentive plan; and~~Excluding~~ acquisition-related costs of $3.0 million ~~in 2011 and a~~. A $3.9 million charge for the probable cost of the Company’s external compliance monitor was recognized in 2010~~, the year on year increase of $3.8 million primarily reflected higher accruals for share based compensation expense, driven by the substantial year on year rise in our stock price~~.

Restructuring charge: was comprised of the following:

(in millions)	2011	2010
Reduction in EMEA headcount	$0.7	$0.5
Release of an accrual in respect of the relocation of a U.S. sales and administration facility	(0.1)	0.0
Pension curtailment	0.0	8.2

	$0.6	$8.7

The Company closed its United Kingdom defined benefit pension plan to future service accrual with effect from March 31, 2010 and accordingly we recorded a non-cash curtailment loss of $8.2 million in the first quarter of 2010.

Impairment of Octane Additives segment goodwill: was $2.0 million and $2.2 million in 2011 and 2010, respectively. Effective October 1, 2011, we updated the estimates used in the detailed forecast model to calculate impairment charges to reflect the Company’s extended estimate for the future life of our Octane Additives segment from December 31, 2012 to December 31, 2013, resulting in a lower charge. We expect the impairment of Octane Additives segment goodwill charge for the year ending December 31, 2012 to be approximately $1.3 million.

Profit on disposal, net: in 2010 the Company recognized $0.1 million profit following the disposal of surplus real estate.

Other net income: of $6.3 million was comprised of $6.5 million of net foreign currency exchange gains and gains on translation of net assets denominated in non-functional currencies in our European businesses, and $0.2 million sundry other expenses. In 2010, other net income of $3.1 million related to net foreign currency exchange gains.

Interest expense, net: the net interest expense, including amortization of deferred finance costs, has decreased from $4.6 million to $3.3 million due to the lower level of debt in 2011 and the deferred finance costs becoming fully amortized in the third quarter of 2011.

Income taxes: the effective tax rate was 7.0% and (4.2)% in 2011 and 2010, respectively. The effective tax rate, once adjusted for the NewMarket Corporation civil complaint settlement, adjustment of income tax provisions and for the OFFP and FCPA settlement accrual, was 15.8% in 2011 compared with 13.6% in 2010. The Company believes that this adjusted effective tax rate, a non-GAAP financial measure, provides useful information to investors and may assist them in evaluating the Company’s underlying performance and identifying operating trends. In addition, management uses this non-GAAP financial measure internally to evaluate the performance of the Company’s operations and for planning and forecasting in subsequent periods.

(in millions, except ratios)	2011	2010
Income before income taxes	$52.6	$70.7
Add back NewMarket Corporation civil complaint settlement	45.0	0.0
Add back OFFP/FCPA settlement accrual	0.0	(3.0)

	$97.6	$67.7

Income taxes	$3.7	$(3.0)
Add back tax on NewMarket Corporation civil complaint settlement	15.7	0.0
Add back adjustment of income tax provisions	(4.0)	12.2

	$15.4	$9.2

Effective tax rate	7.0%	(4.2)%

Adjusted effective tax rate	15.8%	13.6%

In addition to those mentioned above, the following factors had a significant impact on the Company’s effective tax rate as compared to the U.S. federal income tax rate of 35%:

(in millions)	2011	2010

Foreign tax rate differential	$(9.9)	$(9.5)
Foreign income inclusions	10.7	5.0
Foreign tax credits	(13.5)	(5.0)
Tax deductibility of the OFFP/FCPA settlement accrual	0.0	(2.0)
Deferred tax credit from United Kingdom income tax rate reduction	$(2.5)	$(1.1)

The impact on the effective tax rate from profits earned in foreign jurisdictions with lower tax rates varies as the geographical mix of the Company’s profits changes year on year. In 2011, the Company’s income tax expense benefited from a greater proportion of its overall profits arising in Switzerland than in 2010, primarily reflecting increased sales in our Octane Additives segment due to the timing of shipments to major customers. This resulted in an $8.9 million benefit in Switzerland (2010 – $6.5 million). In addition, there was a $0.1 million benefit in relation to the United Kingdom (2010 – $3.2 million) and a $0.9 million benefit in relation to Germany (2010 – $0.0 million).

Foreign income inclusions arise each year from certain types of income earned overseas being taxable under U.S. tax regulations. These types of income include Subpart F income, principally from foreign based company sales in the United Kingdom, including the associated Section 78 tax gross up, and also from the income earned by certain overseas subsidiaries taxable under the U.S. tax regime. In 2011, the amount of Subpart F income and the associated Section 78 gross up amounted to $3.0 million (2010 – $2.1 million). The income earned by certain overseas subsidiaries taxable under the U.S. tax regime reduced to $2.0 million from $2.9 million in 2010. In addition, a dividend from an overseas subsidiary, remitted to the U.S., increased foreign income inclusions by $5.5 million during 2011 (2010 – $0.0 million).

Foreign tax credits can fully or partially offset these incremental U.S. taxes from foreign income inclusions. The utilization of foreign tax credits varies year on year as this is dependent on a number of variable factors which are difficult to predict and may in certain years prevent any offset of foreign tax credits. During 2011, an additional $6.1 million of foreign tax credit carry forwards were generated, primarily due to the overseas dividend remitted to the U.S. in the year. This increase in foreign tax credit carry forwards and accompanying extension of expiration period has allowed the recognition of a further $9.4 million of foreign tax credit carry forwards as compared to $2.7 million in 2010.

Following the United Kingdom’s 2% reduction in the corporation tax rate from 27% to 25% in April 2012, enacted in July 2011, the Company benefited from a net deferred tax credit of $2.5 million in the third quarter of 2011 primarily in respect of pension plan unrecognized actuarial net losses.

Further details are given in Note 7 of the Notes to the Consolidated Financial Statements.

Income Taxes, page 33

5.

You indicate that the effective tax rate, once adjusted for the NewMarket Corporation civil complaint settlement, adjustment of income tax provision and for the OFFP and FCPA settlement accrual was 15.8% compared with 13.6% in 2010. It appears that your adjusted effective tax rate is a non-GAAP financial measure. In future filings, please revise your disclosures to include the disclosures required by Item 10(e) of Regulation S-K, including but not limited to a statement disclosing the reasons why management believes that presentation of this non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations and to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure that is not disclosed pursuant to 10(e)(1)(i)(C) of Regulation S-K. In discussing the operating expenses of the Octane Additives segment on page 32, you also present amounts and percentages which exclude the impact of these items. Similarly revise your disclosures there and elsewhere where non-GAAP measures are presented or discussed to include the disclosures required by Item 10(e). Please show us supplementally what your revised disclosures will look like.

Company Response: See our response to Comment 4 for how we propose to revise such disclosure in the future, beginning with our Form 10-K for the year ended December 31, 2012.

Liquidity and Financial Condition, page 39

Operating Activities, page 42

6.

You disclosed that cash flows from operating activities were $34.7 million for 2011 compared to $58.2 million for 2010. However you have not provided any discussion regarding the significant decrease in net cash provided by operating activities from 2011 to 2010. In future filings, please expand your disclosure to discuss the underlying reasons for material changes in the various working capital components, with specific discussions for trade and other accounts receivable, inventories and accounts payable and accrued liabilities, as applicable. Given the impact of the changes in your accounts receivables and inventories, please also consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. Please revise your disclosure for all periods presented. Please show us supplementally what your revised disclosures will look like. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Company Response: Beginning with our Form 10-K for the year ended December 31, 2012, we propose to expand our disclosure to further discuss the underlying reasons for material changes in the various working capital components, with relevant discussions for trade and other accounts receivable, inventories and accounts payable and accrued liabilities, as applicable. We propose to revise such disclosure substantially as set forth below with respect to the language that appeared in our December 31, 2011 Form 10-K:

LIQUIDITY AND FINANCIAL CONDITION

Working Capital

The Company believes that adjusted working capital, a non-GAAP financial measure, provides useful information to investors and may assist them in evaluating the Company’s underlying performance and identifying operating trends. In addition, management uses this non-GAAP financial measure internally to allocate resources and evaluate the performance of the Company’s operations.

(in millions)	2011	2010
Total current assets	$320.3	$321.9
Total current liabilities	(146.0)	(158.9)

Working capital	174.3	163.0
Less cash and cash equivalents	(76.2)	(107.1)
Less short-term investments	(4.8)	(4.2)
Add back accrued income taxes	2.0	6.1
Add back current portion of long-term debt	5.0	15.0
Add back current portion of plant closure provisions	4.1	3.9
Add back current portion of unrecognized tax benefits	3.2	2.2
Add back current portion of deferred income	1.4	0.1

Adjusted working capital	$109.0	$79.0

In 2011 our adjusted working capital increased by $30.0 million (defined by the Company as trade and other accounts receivable, inventories, prepaid expenses, accounts payable and the current portion of accrued liabilities rather than total current assets less total current liabilities). The $15.2 million increase in trade and other accounts receivable was primarily due to increased trading focused in our Fuel Specialties and Octane Additives segments. Fourth quarter sales in these segments increased 14% and 61%, or $17.5 million and $6.8 million, respectively, compared to the fourth quarter in 2010. Days’ sales outstanding in our Fuel Specialties and Active Chemicals segments as at December 31, 2011 and 2010 were largely unchanged. Trade receivables in our Octane Additives segment are primarily driven by the timing of shipments to major customers, and the associated sales terms of those shipments, of which there was a significant shipment in December 2011 but none in December 2010. The $13.6 million increase in inventories was focused in our Fuel Specialties and Active Chemicals segments following the decision to build certain product inventories of strategic importance, offset by reductions in Octane Additives due to the timing of shipments. Days’ sales in inventory as at December 31, 2011 and 2010 were largely unchanged in our Fuel Specialties segment reflecting the increased trading in the fourth quarter in 2011 compared to the fourth quarter in 2010. Days’ sales in inventory in our Active Chemicals segment were higher as at December 31, 2011, compared to December 31, 2010, as sales declined 3% in the fourth quarter in 2011 compared to the fourth quarter in 2010. In 2011 we built inventories in our Active Chemicals segment to facilitate the 16% sales growth achieved during that year and the anticipated sales growth in 2012. Prepaid expenses declined marginally from $4.1 million to $4.0 million. The moderate $1.3 million decrease in accounts payable and the current portion of accrued liabilities was primarily due to payments made in 2011 to the Government Authorities and in respect of legal and other professional expenses relating to the NewMarket Corporation civil complaint settlement. Outside of those payments, accounts payable and the current portion of accrued liabilities in each of our other reporting segments as at December 31, 2011 and 2010, were largely unchanged.

Financial Statements

Consolidated Statement of Cash Flows, page 53

7.

In future filings, please breakout the movements on other non-current assets and liabilities line item into smaller components. In doing so, please also ensure that changes in other non-current assets are presented separately from changes in other non-current liabilities. Please show us supplementally what the revised presentations for 2010 and 2011 would look like.

Company Response: Movements on other non-current assets and liabilities predominantly relate to unrecognized tax benefits and derivative instruments. Given that derivative instruments are recorded at fair value they have historically, and may well in the future, flip between other non-current assets and other non-current liabilities on a quarter-to-quarter basis. To ensure clarity and consistency, we will revise our presentations in future filings beginning with our Form 10-K for the year ended December 31, 2012. Our proposed revised presentations for 2010 and 2011 would be as set forth below:

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Years ended December 31
	2011	2010
Cash Flows from Operating Activities
Net income	$48.9	$73.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14.4	15.4
Impairment of Octane Additives segment goodwill	2.0	2.2
Deferred taxes	(4.0)	(14.9)
Profit on disposal of property, plant and equipment, net	0.0	(0.1)
Non-cash issue of promissory note in civil complaint settlement	15.0	0.0
Non-cash issue of treasury note in civil complaint settlement	5.0	0.0
Changes in working capital:
Trade and other accounts receivable	(15.3)	4.8
Inventories	(14.3)	(2.3)
Prepaid expenses	0.0	(0.2)
Accounts payable and accrued liabilities	(13.7)	(11.5)
Excess tax benefit from stock based payment arrangements	(1.1)	0.0
Accrued income taxes	(4.1)	(0.1)
Movement on plant closure provisions	1.1	(0.8)
Cash contributions to defined benefit pension plan	(9.5)	(15.6)
Non-cash expense of defined benefit pension plan	1.0	19.0
Stock option compensation	3.1	0.8
Movements on unrecognized tax benefits	4.0	(10.8)
Movements on other non-current assets and liabilities	2.2~~6.2~~	(1.4	)~~(12.2)~~

Net cash provided by operating activities	34.7	58.2

Form 10-Q for the Period Ended September 30, 2012

Financial Statements

Consolidated Statement of Cash Flows, page 8

8.

The $5 million repayment of promissory note appears to relate to amounts owed to NewMarket Corporation pursuant to your September 13, 2011 agreement to settle litigation with them as disclosed on page 90 of your December 31, 2011 Form 10-K. As a result, please tell us how you determined that this $5 million payment and the $10 million in future payments are financing cash flows, rather than operating cash flows. Please also confirm that the $25 million in cash that you paid in 2011 related to this litigation was included in operating cash flows and explain your rationale for the change in cash flow presentation for payments in 2012 related to the same settlement.

Company Response: The $5 million repayment of promissory note does relate to amounts owed to NewMarket Corporation pursuant to our September 13, 2011 agreement to settle litigation with them as disclosed on page 90 of our December 31, 2011 Form 10-K. We determined that the promissory note and associated cash flows should be accounted for, and disclosed, as debt and financing cash flows, respectively, to reflect the fact that the promissory note is a formal debt instrument. We further determined that the associated non-cash adjustment to cash flows in respect of the promissory note should be disclosed within operating cash flows to reflect the fact that the promissory note was established to satisfy an operating expense. We confirm that the $25 million in cash that we paid in 2011 related to this litigation was included in operating cash flows because it also related to an operating expense, but was not settled by issuing a formal debt instrument.

Definitive Proxy Statement on Schedule 14A filed on March 23, 2012

Compensation Discussion and Analysis, page 19

Annual Cash Compensation, page 21

Annual Incentives, page 22

9.

Please refer to comment 17 in our letter dated August 24, 2009. We note that for 2011, bonus payments were payable upon achievement of operating income and consolidated operating cash flow targets. We are unable to locate, however, quantitative disclosure with respect to these performance targets. With a view towards future disclosure, please tell us what those targets were for year 2011 and the actual level of target achievement.

Company Response: In line with our response to Comment 17 in your letter dated August 24, 2009, our disclosure for 2011 details the quantitative level of achievement as a percentage against the performance targets set for annual cash bonus purposes. To ensure clarity, we will include the consolidated financial performance targets set and the actual level achieved for the Corporation as a whole for annual cash bonus purposes in future disclosures, starting with the Proxy Statement for the 2013 Annual Meeting. The consolidated financial performance targets and actual level achieved in 2011 were as follows:

Financial Performance Measure	Target Set for Annual Cash Bonus Purposes	Actual Achieved for Cash Bonus Purposes	Achievement as % of Target

Corporate Operating Income (before restructuring)	$88.9 million	$115.6 million	130%

Corporate Free Cash Flow	$14.1 million	$48.6 million	345%

In some cases, the specific performance targets set relate to financial targets for the different individual regional businesses. We do not disclose this level of financial information in our public filings due to the relatively small size of some of our regional businesses and the commercial sensitivity of this information.

Co-Investment Plan, page 25

10.

With a view towards future disclosure, please tell us whether any of the named executive officers participated in the plan during 2011 and how that participation was disclosed in the summary compensation table.

Company Response: All the Named Executive Officers (“NEO”) participated in the Co-Investment Plan in 2011 and received an award of matching stock. In order to receive the matching stock, the NEO must remain employed by the Corporation for three years and continue to hold the stock purchased under the Plan using their annual cash bonus. The number of matching shares awarded to each NEO under this Plan is disclosed in the Grant of Plan-Based Awards in Fiscal 2011 table on page 36, under “All Other Stock Awards”. The value of these awards is determined using the number of matching shares awarded and the grant date fair value for that award and is included in the Summary Compensation Table on page 32, under “Option Awards”. To ensure clarity and consistency, in future filings we will include the value of these awards under “Stock Awards” in the Summary Compensation Table and revise the relevant footnote to confirm the relevant Equity Plans included in the disclosure.

Summary Compensation Table, page 32

11.

In light of your disclosure that in 2011 no awards were made under the CSOP, please tell us what disclosure in the “Option Awards” column represents. In this regard we also note that your “Exceptional Stock Option Awards” and “Retention Program” discussion on page 29 does not appear to indicate that any option awards were made under these programs in 2011.

Company Response: As detailed in our response to Comment 10, the disclosure in the Option Awards column in the Summary Compensation Table on page 32 represents the award of options for the matching shares under the Co-Investment Plan. In 2011, no awards were made under the CSOP or under the “Exceptional Stock Option Awards” or the “Retention Program”. To ensure clarity and consistency, in future filings we will include the value of awards made under the Co-Investment Plan under “Stock Awards” in the Summary Compensation Table.

Grants of Plan-Based Awards in Fiscal 2011, page 36

12.

Since your annual incentive payments to the named executive officers are made under the MICP, please explain why you have not included Item 402(d) of Regulation S-K disclosure with respect to the estimated future payouts under non-equity incentive plans. Otherwise, please show us what the disclosure looked like for year 2011 and include similar disclosure in your future filings.

Company Response: We note your comment and we have revised the table for Grants of Plan-Based Awards in Fiscal 2011 to show the estimated future pay-outs under the MICP and have also included estimated future pay-outs for awards of Stock Equivalent Units (“SEUs”) made under the cash based Long Term Incentive Plan. The SEUs have been included in the Stock Awards column in the Summary Compensation table for 2011. However, as the SEUs are paid in cash, in future filings, we will include them in the non–equity incentive compensation column in the Summary Compensation Table. Our proposed revised disclosure for the Grants of Plan Based Awards with respect to fiscal 2011 is shown below and we propose to include substantially similar disclosure in future proxy statement filings, beginning with the Proxy Statement for the 2013 Annual Meeting:

Name & Principal Position	Grant Date		Estimated Future Payouts Under Non- Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Plan Awards			All other Stock Awards: No. of Securities	All other Options Awards: No. of Securities	Exercise or Base Price of Option Awards ($)	Market price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold	Target	Maximum	Threshold	Target	Maximum

Mr. P. Williams	02/25/11					—	—	—	4,800	—	0.000	27.110	127,872
President & Chief	02/22/11	(1)		221,717
Executive Officer	02/22/11	(2)	132,212	198,318	264,424
	—	(3)	230,343	511,875	1,177,312
Mr. I. Cleminson	02/25/11					—	—	—	942	—	0.000	27.110	25,095
Executive Vice	02/22/11	(1)		49,316
President & Chief	02/22/11	(2)	26,957	40,436	53,914
Financial Officer	—	(3)	55,694	123,765	284,660
Dr. P. Boon	02/25/11					—	—	—	415	—	0.000	27.110	11,056
Executive Vice	02/22/11	(1)		44,062
President,	02/22/11	(2)	24,086	36,129	48,172
Business Operations	—	(3)	49,761	110,580	254,337
Dr. I. McRobbie	02/25/11					—	—	—	748	—	0.000	27.110	19,927
Senior Vice President,	02/22/11	(1)		46,965
Research &	02/22/11	(2)	25,676	38,513	51,351
Technology	—	(3)	44,207	98,237	225,946
Dr. C. Hessner	02/25/11					—	—	—	678	—	0.000	27.110	18,062
Senior Vice President,	02/22/11	(1)		35,549
Human Resources	02/22/11	(2)	19,435	29,152	38,869
	—	(3)	40,151	89,225	205,220

Commentary on Grants of Plan Based Awards Table

•

Details of the grant policy and performance criteria for the awards made in 2011 are covered earlier in the Compensation Discussion and Analysis. ~~There are no estimated future payouts under Non-Equity Incentive Plan awards~~.

•	The Grants of Plan Based Awards Table details awards made under the following plans:

The Cash Based Long Term Incentive Plan. Awards made under this plan are in the form of Stock Equivalent Units (“SEUs”). Two types of SEU awards were made under the plan in 2011 and are detailed in the table in the rows under the grant date heading labelled as (1) and (2) respectively:

1.

SEUs granted at market price which can be cashed after 3 years, assuming the NEO remains employed by the Corporation. On cashing the award, the NEO receives a payment for each SEU equal to the market stock price of the Corporation at that time less the market stock price at time of grant. The value of the potential pay-out has been calculated using the grant date fair value for the award. There are no threshold or maximum levels for these SEUs.

2.

SEUs granted at zero cost. In this case, vesting is subject to achievement of performance criteria as set by the Compensation Committee. In 2011, the relative weighting and performance criteria for these SEUs were set as:

•

75% weighting on the compound increase per annum in Total Shareholder Return (“TSR”). The threshold level is set at 1% per annum over three years, in which case 50% of the SEUs will vest. The target level is set at 2% compound increase per annum over three years, in which case 75% of the SEUs will vest and the maximum level is set at 3% compound increase per annum in TSR in which case all the granted SEUs will vest.

•

25% weighting on the relative performance of the Corporation’s stock price versus the Russell 2000 Index (“Index”). The threshold level is set at 90% of the Index performance in which case 50% of the SEUs will vest. The target level is set at 95% of the Index performance, in which case 75% of the SEUs will vest and the maximum level is set at 100% of the Index performance in which case all the granted SEUs will vest.

MICP. Payment under the MICP is based on achievement of pre-determined financial goals set by the Board each year. The threshold level is set at 90% of the financial goals set in which case payment is at 50% of the target level. The target payment is earned for 100% achievement of the financial goals and the maximum payment is earned for 130% achievement of the financial goals. The awards for 2011 are detailed in the table in the row under the grant date heading labelled (3). As this is an annual non-equity incentive plan, there is no grant date for this award.

The Co-Investment Plan. The NEOs are required to use part of their annual incentive compensation to buy stock in the Corporation and an award of matching stock is made. In order to receive the matching stock, NEOs~~Executive Officers~~ must remain employed with the Corporation for three years and continue to hold the stock they purchased with their bonus throughout the three years. There are no voting rights or dividends payable on the matching stock until received by the NEO after the three year period. The stock awards detailed in the table under “All Other Stock Awards” relates to the matching stock awarded under this scheme.

No grants were made in 2011 under the PRSOP or CSOP plans.

Director Compensation for Fiscal 2011, page 44

13.

Refer to comment 28 in our letter dated August 24, 2009. We note that disclosure related to the aggregate number of awards outstanding at fiscal year-end as noted in Instruction to Item 402(k)(2)(iii) of Regulation S-K is still missing. Please advise.

Company Response: We note your comment and have revised our footnote to the Director Compensation for Fiscal 2011 table to confirm that the aggregate number of awards outstanding at fiscal year-end is zero. We have also included a table to show the number of shares awarded in the year to each Non-Executive Director (“NED”) and the total amount of stock held under the NED Stock Plan by each NED. Our revised footnote is shown below and we propose to include substantially similar footnote disclosure in future proxy statement filings, beginning with the Proxy Statement for the 2013 Annual Meeting:

(1)

Under the NED Stock Plan (“NEDSP”), the NEDs are required to take one quarter of their annual retainer fee in stock in the Corporation. This stock vests immediately and is taken at market price on the date issued~~and~~. The only restriction on this stock is that the NEDs are required to hold the stock as long as they remain a NED. The following table shows the equivalent number of shares awarded in 2011 under the NEDSP and the total amount of stock held by each NED under the NEDSP as at December 31, 2011. There were no outstanding stock awards at December 31, 2011 as all stock immediately vested at grant.

Name	Equivalent in Number of Shares	Total held which were awarded under NEDSP
Mr. Hugh. G. C. Aldous	297	4,670
Dr. Robert E. Bew	1,041	20,230
Mr. Milton C. Blackmore	297	1,363
Mr. Martin M. Hale	297	5,294
Mr. Robert I. Paller	297	1,363
Mr. Joachim Roeser	297	2,824

*****

Pursuant to your Comment Letter request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 011-44-151-348-5830.

/s/ Ian P. Cleminson
Ian P. Cleminson
Executive Vice President and Chief Financial Officer

Cc: Securities and Exchange Commission – Ernest Greene, Staff Accountant